UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Star Buffet, Inc.
(Name of Issuer)
Common Stock  $.001 Par Value
(Title of Class of Securities)
855086104
(CUSIP Number)
James Hua
 40 Lake Bellevue Drive, Suite 245
Bellevue, Washington  98005
206 659-5113
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
12/09/2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 855086104	 	13D	 	Page 2 of 5 Pages


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Opal Advisors, LLC
	45-5009963

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)
3. SEC USE ONLY

4. SOURCE OF FUNDS

	AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

	164,112

8.	SHARED VOTING POWER

	0

9.	SOLE DISPOSITIVE POWER

	164,112

10.	SHARED DISPOSITIVE POWER

	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	164,112

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.11%

14.	TYPE OF REPORTING PERSON

	IA


CUSIP No. 855086104	 	13D	 	Page 3 of 5 Pages


1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	James Hua

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)
3. SEC USE ONLY

4. SOURCE OF FUNDS

	As indicated in Item 4 on page 2

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

	As indicated in Item 7 page 2

 8.	SHARED VOTING POWER

	0

9.	SOLE DISPOSITIVE POWER

	As indicated in Item 9 on page 2

10.	SHARED DISPOSITIVE POWER

	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	As indicated in Item11 page 2

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	As indicated in Item 13 on page 2

14.	TYPE OF REPORTING PERSON

	IN


CUSIP No. 855086104	 	13D	 	Page 4 of 5 Pages


Item 1. Security and Issuer.
(a)	Title and Class of Securities:

	Common Stock  $.001 Par Value

(b)	Name of Issuer:

	Star Buffet, Inc.

(c)	Address of Issuers Principal Executive Offices:

	440 Lawndale Drive
	Salt Lake City, Utah 84115

Item 2. Identity and Background of Reporting Persons:

	(a)	Opal Advisors, LLC; James Hua
	(b)	Business Address:
		40 Lake Bellevue Drive, Suite 245
		Bellevue, WA 98005

(c)	Principal Occupation and Business Address:

	James Hua, Managing Member of Opal Advisors, LLC
	40 Lake Bellevue Drive, Suite 245
	Bellevue, WA 98005

Item 3. Source or Amount of Funds or Other Consideration.

	Investment has been made through a pooled vehicle offered through Opal Advisors, LLC and managed by James Hua. Aggregate purchase price of $87,799.92

Item 4. Purpose of Transaction.

	Reporting persons purchased shares of Issuers stock referred to above for purposes of friendly activism

Item 5.  Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:

	164,112 as of December 17, 2015

	Percent of Class:

	Approximately 5.11% as of December 17, 2015

(b)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

		164,112 shares

	(ii)	Shared power to vote or to direct the vote:

		None

	(iii)	Sole power to dispose or to direct the disposition:

		164,112 shares

	(iv)	Shared power to dispose or to direct the disposition:

		None

(c)	None
(d)	Not Applicable
(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	None

Item 7.  Material to Be Filed as Exhibits.

 	None

CUSIP No. 855086104	 	13D	 	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opal Advisors, LLC

/s/ James Hua
Name

Managing Member
Title

12/18/2015
Date